UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number         333-200711

POTOMAC HOLDING LLC

(Exact name of registrant as specified in its charter)

c/o RS Merger Sub II, LLC

310 Littleton Road

Westford, MA 01886

(978) 614-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:             0

Effective July 14, 2015, Potomac Holding LLC merged with and into RS Merger Sub II, LLC, with RS Merger Sub II, LLC surviving the merger as the surviving limited liability company.

Pursuant to the requirements of the Securities Exchange Act of 1934, RS Merger Sub II, LLC (as successor to Potomac Holding LLC) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RS MERGER SUB II, LLC

Date:	July 16, 2015	By:	/s/ Jean Bua
Jean Bua Manager

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.